HWEL Holdings Corp.

1001 Green Bay Rd, #227

Winnetka, IL 60093

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street N.E.

Washington, D.C. 20549

Re:	HWEL Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed September 20, 2023
File No. 333-271952

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HWEL Holdings Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 29, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Alyssa J. Rapp
Alyssa J. Rapp
President

cc:	Ellenoff Grossman & Schole LLP